NEWS RELEASE

Underground Sampling Extends High Grade Silver Mineralization, Trial Mining
Now Underway at North Porvenir Zone, Santa Cruz Mine, Durango, Mexico

January 18, 2005 - Vancouver,BC Canada – Endeavour Silver Corp. (EDR:TSXV) announces that underground sampling has extended the high grade silver mineralization and trial mining is now underway at the newly discovered North Porvenir Zone, Santa Cruz Mine, Durango, Mexico.

In November and December 2004, Endeavour released high grade silver assays from North Porvenir in two surface drill holes, eight underground crosscuts and two pre-production sill levels. As shown in the attached table and diagram, crosscuts XC-9, 10 and 11 extend the new North Porvenir high grade zone for a total sampled strike length of 140 m.

Trial mining is now underway at North Porvenir in order to assess the potential production rate, mining method and metallurgical recovery of this exciting new discovery and to repay Endeavour’s US $ 425,000 loan, which was used by the current Santa Cruz mine owners to drive the access ramp and related underground workings down into the North Porvenir Zone.

By the December 2004, approximately 11,000 tonnes of ore had been delivered to the Guanacevi process plant and a further 7,000 tonnes had been broken in the stope. An additional 9,000 tonnes or more mineralized material are scheduled to be mined and transported to the plant on or before January 28, 2005. Plant processing of this ore commenced in late November 2004 and is expected to continue to the end of May 2005 ( or the first quarter of fiscal 2006).

Since the commencement of the North Porvenir development program in mid-June to the end of December 2004, a total of 1160 m of underground development was completed, including 410 m of new access ramp, a 161 m ventilation raise, eleven crosscuts into the vein totalling 141 m, two sill levels totalling 135 m and related underground workings. In addition, an exploration program of 4160 m of diamond drilling in 12 holes drilling was completed to year-end at North Porvenir, the results of which will be released shortly.

Endeavour entered into formal option agreements in May 2004 to acquire up to a 100% interest in the Santa Cruz mine and the Guanacevi processing plant by paying US$ 7 million over 4 years and spending US$ 1 million in exploration within 1 year. Endeavour plans to exercise its option to purchase an initial 51% interest and take over the operations of the mine and plant on January 28, 2005 by paying US$ 2 million.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the Phase 1 surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. All drill core is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish. Selected samples are sent to Inspectorate laboratory in Reno, as an additional quality assurance check.

Endeavour Silver Corp. (EDR : TSX-V) is a small-cap exploration and mining company focused on aggressively expanding its portfolio of high grade silver-gold properties, reserves and production in Mexico. Canarc Resource Corp. holds a minority shareholding in the Company.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
President and CEO

“WARNING: The company relies on litigation protection for forward-looking statements. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.”

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Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: invest@edrsilver.com        Trading Symbol TSX-V: EDR

Crosscut	Sample		Silver		Gold		Silver Eq.
(No)	Width (m)	(ft)	(gpt)	(opt)	(gpt)	(opt)	(gpt)	(opt)

XC-9	3.5	11.5	363	10.6	0.61	0.02	400	11.7
	3.5	11.5	1312	38.3	1.73	0.05	1416	41.3
	2.4	7.9	985	28.8	2.64	0.08	1143	33.4

XC-10	2.4	7.9	466	13.6	0.91	0.03	521	15.2
	3.3	10.8	998	29.1	1.38	0.04	1080	31.5
	2.4	7.9	838	24.5	1.49	0.04	927	27.1

XC-11	2.0	6.6	182	5.3	0.51	0.01	213	6.2
	3.1	10.2	350	10.2	1.04	0.03	412	12.0
	2.4	7.9	689	20.1	1.24	0.04	763	22.3